Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

Subject to Completion

Preliminary Term Sheet dated August 2, 2011

The notes are being offered by Barclays Bank PLC (“Barclays”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-8 of product supplement SUN-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.20	$
Proceeds, before expenses, to Barclays Bank PLC	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change.

Merrill Lynch & Co.
August , 2011

Summary

The Market-Linked Step Up Notes Linked to the Dow Jones Global Titans 50 IndexSM, due August , 2013 (the “notes”) are senior unsecured debt securities of Barclays Bank PLC. The notes are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays.

The notes provide investors with a Step Up Payment if the level of the Dow Jones Global Titans 50 IndexSM (the “Index”) is unchanged or increases from the Starting Value to the Ending Value, but does not increase above the Step Up Value. If the level of the Index increases from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate on a 1-for-1 basis in the increase above the Starting Value. The notes may be suitable investments for investors that believe that the level of the Index will increase over the term of the notes. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that will be less, and potentially significantly less, than the Original Offering Price if the Ending Value is less than the Starting Value.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	Dow Jones Global Titans 50 IndexSM (Bloomberg symbol: “DJGT”)
Starting Value:	The closing level of the Market Measure on the pricing date. The Starting Value will be determined on the pricing date.
Ending Value:	The closing level of the Market Measure on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-19 of product supplement SUN-1.
Step Up Value:	The Step Up Value will be between 112% and 118% of the Starting Value. The Step Up Value will be determined on the pricing date.
Step Up Payment:	The Step Up Payment will be between $1.20 and $1.80 per unit at maturity (representing a return of between 12% and 18% over the Original Offering Price). The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined on the pricing date.
Joint Calculation Agents:	Barclays and MLPF&S.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-6.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will receive a Redemption Amount that is less, and possibly significantly less, than the Original Offering Price per unit of the notes if the Ending Value is less than the Starting Value. You may lose up to 100% of your investment in the notes.

Market-Linked Step Up Notes	TS-2

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values

This graph reflects the returns on the notes at maturity, based on a Step Up Payment of $1.50 (the midpoint of the Step Up Payment range of $1.20 to $1.80), a Step Up Value of 115% of the Starting Value (the midpoint of the Step Up Value range of 112% to 118%), and the Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes while the grey dotted line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value and Threshold Value, Step Up Payment, Step Up Value, Ending Value, and the term of your investment.

Hypothetical Redemption Amounts

The below table and examples are for purposes of illustration only. They are based on hypothetical values and show a hypothetical return on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, and the term of your investment. These examples do not take into account any tax consequences from investing in the notes.

The following table illustrates, for a Starting Value of 100 and a range of Ending Values:

▪	the percentage change from the Starting Value to the Ending Value;

▪	the Redemption Amount per unit of the notes; and

▪	the total rate of return to holders of the notes.

The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

The table and examples are based on a Step Up Payment of $1.50 and a Step Up Value of 115% of the Starting Value.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
85.00		-15.00%	$8.50		-15.00%
90.00		-10.00%	$9.00		0.00%
95.00		-5.00%	$9.50		-5.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$11.50	(2)	15.00	% (3)
102.00		2.00%	$11.50		15.00%
105.00		5.00%	$11.50		15.00%
110.00		10.00%	$11.50		15.00%
115.00		15.00%	$11.50		15.00%
120.00		20.00%	$12.00		20.00%
130.00		30.00%	$13.00		30.00%
140.00		40.00%	$14.00		40.00%
150.00		50.00%	$15.00		50.00%

(1)	This is the hypothetical Threshold Value and Starting Value. The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index. For recent actual levels of the Index, see “The Index” section below, beginning on page TS-7.

(2)	This amount represents the sum of the Original Offering Price and the hypothetical Step Up Payment, the midpoint of the Step Up Payment range of $1.20 to $1.80.

(3)	This is the hypothetical Step Up Value, the midpoint of the Step Up Value range of 112% to 118% of the actual Starting Value.

Market-Linked Step Up Notes	TS-3

Example 1 — The Ending Value is 80% of the Starting Value and is less than the Threshold Value:

Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	80.00

Redemption Amount (per unit) =	$10 –	[	$10 ×	(100.00 – 80.00)	]	= $8.00
100.00

Example 2 — The Ending Value is 110% of the Starting Value but is less than the Step Up Value:

Starting Value:	100.00
Step Up Value:	115.00
Ending Value:	110.00

Redemption Amount (per unit) = $10.00 + $1.50 = $11.50

In this case, because the Ending Value is greater than or equal to the Starting Value but less than or equal to the Step Up Value, the Redemption Amount (per unit) will equal $11.50, which is the sum of the Original Offering Price and the Step Up Payment of $1.50.

Example 3 — The Ending Value is 150% of the Starting Value and is greater than the Step Up Value:

Starting Value:	100.00
Step Up Value:	115.00
Ending Value:	150.00

Redemption Amount (per unit) =	$10 +	[	$10 ×	(150.00 – 100.00)	]	= $15.00
100.00

Market-Linked Step Up Notes	TS-4

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement SUN-1 and page S-6 of the Series A MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

The costs of developing, hedging, and distributing the notes described on page TS-6 are reflected in the public offering price, and will not be reflected in secondary market prices. As a result the price at which you may sell the notes in any secondary market may be lower than the public offering price due to, among other things, the inclusion of these costs.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, and our respective affiliates are not obligated to make a market for, or to repurchase, the notes.

▪

Dow Jones Trademark Holdings, LLC, a part of Dow Jones & Company, Inc. (collectively, “Dow Jones”), and CME Group Index Services LLC (“CME”) may adjust the Index in a way that affects its level, and Dow Jones and CME have no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we, MLPF&S, and our respective affiliates may from time to time own shares of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S) is included in the Index, we, MLPF&S, and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Purchases and sales by us, MLPF&S, and our respective affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

▪	Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

▪	Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-27 of product supplement SUN-1.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Ending Value will increase from the Starting Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payment on which depends on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Market-Linked Step Up Notes	TS-5

Supplement to the Plan of Distribution; Role of MLPF&S

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from hedging transactions may be more or less than this amount. In entering into hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of its subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to the Notes” beginning on page S-8 and “Use of Proceeds” on page S-17 in product supplement No. SUN-1.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Market-Linked Step Up Notes	TS-6

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of Dow Jones Indexes, the marketing name of CME, and is subject to change by Dow Jones Indexes. Dow Jones Indexes has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones Indexes discontinuing publication of the Index are discussed in the section entitled “Description of the Notes — Discontinuance of a Market Measure” beginning on page S-22 of product supplement SUN-1. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The “Dow Jones Global Titans 50 IndexSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME and has been licensed for use. “Dow Jones®”, “Dow Jones Global Titans 50 IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC, and have been licensed for use for certain purposes by us. The notes based on the Dow Jones Global Titans 50 IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and Dow Jones, CME and their respective affiliates make no representation regarding the advisability of investing in such product(s).

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Dow Jones. The Index is calculated, maintained and published by Dow Jones. We make no representation or warranty as to the accuracy or completeness of such information.

The Index is composed of 50 stocks, selected from the Dow Jones Global IndexSM to reflect the performance of the world’s leading multinational companies. The base date for the Index is December 31, 1991, with a corresponding base value of 100. As of June 30, 2011, the component companies of the Index had their headquarters in the following countries (with the percentage of component companies noted parenthetically): United States (61.78%); United Kingdom (10.29%); Switzerland (7.46%); France (4.38%); Germany (3.56%); Spain (2.90%); Japan (2.83%); Australia (2.35%); Russia (1.31%); South Korea (1.24%); Brazil (0.96%); and Italy (0.93%).

Index Composition and Maintenance

The 50 stocks composing the Index are selected from the Dow Jones Global IndexSM, a broad market benchmark that covers 51 countries. The initial components of the Index were selected as follows:

(a) If a company had more than one class of shares in all of the components of the Dow Jones Global IndexSM, then only the most liquid class was eligible.

(b) If a company did not generate revenue from foreign markets, it was ineligible.

(c) For countries with significant barriers to direct foreign investment, Dow Jones may opt to include depository receipts or other types of offshore listings in the Index.

(d) A selection list was defined as the largest 100 companies in the Dow Jones Global IndexSM by float-adjusted market capitalization.

(e) Companies on the selection list were ranked by each of the following:

(i) Float-adjusted market capitalization

(ii) Sales/revenue

(iii) Net income

(f) For each company, a final rank was calculated by weighting the float-adjusted market capitalization rank at 60%, the sales/revenue rank at 20% and the net income rank at 20%.

(g) The top 50 stocks by final rank were selected as the components of the Index.

The composition of the Index is reviewed annually, based on the free-float market capitalization of the stocks in the Dow Jones Global IndexSM at the end of May. Changes to the composition of the Index are announced in early June, and following a minimum two-week notification period, the composition changes are implemented after official closing prices have been determined on the third Friday of June. All changes become effective at the opening of trading for the next index dissemination day. The annual review process proceeds according to the initial selection of the Index as described above under (a) and (b), but a selection is defined as the 50 current component stocks plus the 50 largest noncomponent stocks ranked by float-adjusted market capitalization. The companies on the selection list are then ranked as described above. The top 50 stocks by final rank are selected as Index components. Once the Index component list is established, it is finalized based on the following buffer rules: (i) if a non-component is ranked among the top 30 stocks on the selection list, then it replaces the lowest-ranked component in the Index; and (ii) if a component is not ranked among the top 70 stocks on the selection list, then it is replaced by the highest-ranked non-component on the selection list.

In addition to the annual review process, the component weights for the stocks in the Index are reviewed quarterly based on market capitalization and free-float data as of the Wednesday immediately preceding the third Friday of March, June, September, and December. At each quarterly update, the weighting of each component is capped at 10% of the total float-adjusted market capitalization of the Index. If the weighting of a component exceeds 10%, it is reduced to 10% by a weighting cap factor.

Dow Jones also continually reviews the composition of the Index to reflect extraordinary corporate actions involving the component companies, such as mergers, takeovers, spin-offs, initial public offerings, delistings, and bankruptcy filings, and publishes a monthly selection list to indicate possible changes in the composition of the Index at the next annual review.

Market-Linked Step Up Notes	TS-7

Index Composition Adjustments

The following summarizes adjustments to the Index necessitated by specific corporate events:

(i) Initial Public Offerings — An initial public offering becomes eligible for inclusion in the Index at the next annual review. It will replace the smallest component in the Index if it is a component of the Dow Jones Global IndexSM, qualifies for the Index selection list and is among the top 30 companies on the selection list.

(ii) Spin-offs — If the largest spin-off company is among the top 70 companies on the Index selection list, it will replace its parent company in the Index. Otherwise, the original component is replaced by the highest ranked non-component on the selection list. Changes in the Index composition due to a spin-off are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

(iii) Mergers and Takeovers — If both companies are components of the Index, and if the surviving company satisfies the selection criteria for the Index, then it will replace one of the two components. The other original component will be replaced by the highest ranked non-component on the selection list. If the surviving company does not satisfy the selection criteria for the Index, then the two original components will be replaced by the two highest ranked non-components on the selection list. For mergers and takeovers occurring between a component and a non-component of the Index, if the surviving company satisfies the selection criteria for the Index, then it replaces the original component company. If the surviving company does not satisfy the selection criteria for the Index, then the original component will be replaced by the highest ranked non-component on the selection list. Changes in the Index composition due to a merger or takeover are effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days.

Index Calculation

The Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index =	free-float market capitalization of the Index x100
adjusted base date market capitalization of the Index

The free-float market capitalization of the Index is equal to the sum of the products of the closing price, market capitalization, and free-float factor for each component stock as of the time the Index is being calculated. Dow Jones calculates and disseminates the Index over a 24-hour dissemination period. The Index closing level is based on each component stock’s last traded price at the close of trading on its primary market during that day’s Index dissemination period and is published at 5:30 p.m., New York City time. If, on a particular day, a stock does not trade at all, or trading in a stock is suspended before the opening of its primary market or the primary market for a stock is closed due to a holiday, Dow Jones will use the stock’s closing price for the previous day to calculate the Index closing level for that day. All trading prices are converted into U.S. dollars and the Index closing level for a trading day is determined by using the last available WM closing spot rates as reported by Reuters on that trading day.

Index Divisor Adjustments

Dow Jones uses an index divisor to insulate the Index from the effects of component changes to the Index and various corporate actions. Dow Jones divides the affected Index’s market capitalization by the index divisor after the close of trading on each day that there is a change in either Index membership or shares outstanding for an Index component. The index divisor is adjusted as necessary to maintain the continuity of the Index and to prevent distortions due to changes in the composition of the Index resulting from the addition, deletion, or replacement of component companies, as well as changes of more than 10% in a component company’s number of free-float shares. Other corporate actions requiring divisor adjustments include mergers, takeovers, spin-offs, rights offerings, share repurchases, public offerings, return of capital distributions, special cash distributions, and special stock distributions of other than the same stock.

Changes to Weightings

If the number of free-float shares outstanding for an Index component changes by more than 10% due to an extraordinary corporate action, then the new number of free-float shares and free-float weighting will become effective on the same day the corporate action becomes effective, following a minimum notification period of two trading days. If the number of free-float shares outstanding for an Index component changes by less than 10% due to an extraordinary corporate action, or if the changes occur over a prolonged period, then the number of free-float shares and free-float weighting will become effective at the next quarterly shares update. If a company’s free-float shares change due to changes in its ownership structure, then the new free-float total will become effective at the next quarterly shares update.

Market-Linked Step Up Notes	TS-8

The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through July 2011. We obtained this historical data from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg, L.P. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes. On August 1, 2011, the closing level of the Index was 182.49.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

Market-Linked Step Up Notes	TS-9

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones Indexes whereby we, in exchange for a fee, are permitted to use the Index in connection with certain securities, including the notes. We are not affiliated with Dow Jones; the only relationship between Dow Jones and us is any licensing of the use of Dow Jones’s indices and trademarks or service marks relating to them.

The license agreement between Dow Jones Indexes and Barclays Bank PLC provides that the following disclaimer must be set forth herein:

The “Dow Jones Global Titans 50 IndexSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME, and has been licensed for use. “Dow Jones®”, “Dow Jones Global Titans 50 IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones, and have been licensed for use for certain purposes by us. The notes based on the Dow Jones Global Titans 50 IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to us is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Global Titans 50 IndexSM, which is determined, composed and calculated by CME without regard to us or the notes. Dow Jones and CME have no obligation to take the needs of us or the owners of the notes into consideration in determining, composing or calculating Dow Jones Global Titans 50 IndexSM. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Global Titans 50 IndexSM. It is possible that this trading activity will affect the value of the Dow Jones Global Titans 50 IndexSM and the notes.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES GLOBAL TITANS 50 INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND US, OTHER THAN THE LICENSORS OF CME.

Market-Linked Step Up Notes	TS-10

Certain U.S. Federal Income Taxation Considerations

Some of the tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussions under “U.S. Federal Income Tax Summary”, beginning on page S-27 of product supplement SUN-1, and “Certain U.S. Federal Income Tax Considerations”, beginning on page S-132 of the Series A MTN prospectus supplement. As described in product supplement SUN-1, this section applies to you only if you are a U.S. holder (as defined in product supplement SUN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement SUN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

The U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. Pursuant to the terms of the notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled executory contract with respect to the Index. If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your notes should be treated in the manner described above. This opinion assumes that the description of the terms of the notes in this term sheet is materially correct.

As discussed further in product supplement SUN-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your notes as well as possible alternative characterizations, please see the discussions under “U.S. Federal Income Tax Summary” in product supplement SUN-1 and “Certain U.S. Federal Income Tax Considerations — Certain Notes Treated as Forward Contracts or Executory Contracts” in the Series A MTN prospectus supplement. For additional, important considerations related to tax risks associated with investing in the notes, you should also examine the discussion in “Risk Factors — General Risks Relating to the Notes — Significant aspects of the U.S. federal income tax treatment of the notes are uncertain” beginning on page S-14 of product supplement SUN-1. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it issues the form on which to report the relevant information. However, once the Internal Revenue Service issues the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Market-Linked Step Up Notes	TS-11

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement SUN-1 dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511153084/d424b3.htm

▪	Series A MTN prospectus supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 312070.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Market-Linked Step Up Notes	TS-12